                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1      )*
                                          ---------

                               ERLY INDUSTRIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                     26883910
           --------------------------------------------------------
                                 (CUSIP Number)

            Michael L. Tenzer
            11400 West Olympic Boulevard, Suite 1040
            Los Angeles, California 90064      Tel:  (310) 820-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 3, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  38  Pages

CUSIP No.  26883910                   13D                 Page  2  of  38 Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             KINGWOOD LAKES SOUTH, L.P.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
       00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             333,333 shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             333,333 shares
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         333,333 shares
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
         PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  26883910                   13D                 Page  3  of  38 Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             TENZER COMPANY, INC.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
       00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
       Delaware corporation
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             333,333 shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             333,333 shares
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         333,333 shares
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  26883910                   13D                 Page  4  of  38 Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             MICHAEL L. TENZER
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
       00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             333,333 shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             333,333 shares
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         333,333 shares
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

     This Statement relates to the Schedule 13D (the "Schedule 13D") filed by Kingwood Lakes South, L.P., Tenzer Company, Inc. and Michael L. Tenzer with regard to beneficial ownership of common stock, par value $1.00 per share (the "Common Stock") of ERLY Industries, Inc. (the "Company"). Terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following:

     On April 3, 1995, the Limited Partnership, the General Partnership and a limited partner of the Limited Partnership brought suit (as amended, the "Lawsuit") in state court in Houston, Texas (the "Court") against Gerald D. Murphy and Douglas A. Murphy (collectively, the "Murphys") arising from the Murphys' failure to make agreed capital contributions to the Limited Partnership in the amount of $5,000,000, including Gerald Murphy's capital contribution indebtedness of $1,500,000 represented by the Note and secured by the Shares. KINGWOOD LAKES SOUTH, L.P. ET AL. V. GERALD D. MURPHY, ET AL., No. 95-016749 (151st Judicial District, Harris County Texas). The Lawsuit was amended on September 26, 1995 to also allege a cause of action against the Company and American Rice, Inc., both of which are controlled by the Murphys, for tortiously interfering with their contractual relations by inducing the Murphys not to perform pursuant to their agreement to make the capital contributions. The Limited Partnership, the General Partnership and Mr. Tenzer seek recovery of damages from all of the named defendants arising from the failure by the Murphys to make their $5,000,000 capital contribution to the Limited Partnership, including the present value of lost anticipated profits of approximately $16,000,000, punitive damages in an amount to be determined by the jury, pre-judgment interest and attorneys' fees. The defendants have asserted various defenses to these claims and have made certain counterclaims. The foregoing description of the Lawsuit is qualified in its entirety by reference to Plaintiffs', Intervenors' and Third Party Defendants' Fifth Amended Original Petition and Third Amended Original Counterclaim, a copy of which is filed as EXHIBIT 1 hereto and incorporated herein in its entirety by reference.

     Pursuant to an agreed temporary injunction issued by the Court on May 9, 1995, the Limited Partnership is prohibited from disposing of the Shares pending disposition of the Lawsuit on the merits. Trial of the Lawsuit on the merits is currently scheduled to begin on May 13, 1996. The foregoing description of the agreed temporary injunction is qualified in its entirety by reference to such agreed temporary injunction, a copy of which is filed as EXHIBIT 2 hereto and incorporated herein in its entirety by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1. Plaintiffs', Intervenors' and Third Party Defendants' Fifth Amended Original Petition and Third Amended Original Counterclaim in KINGWOOD LAKES SOUTH, L.P. ET AL. V. GERALD D. MURPHY, ET AL., No. 95-016749 (151st Judicial District, Harris County Texas)

EXHIBIT 2. Agreed Temporary Injunction entered by the District Court of Harris County, Texas on May 9, 1995.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              KINGWOOD LAKES SOUTH, L.P., a
                              Texas Limited Partnership

                              By: TENZER COMPANY, INC., a
                                  Delaware corporation, as General Partner

   March 29, 1996             By:  /s/ Michael L. Tenzer
- ---------------------------        ---------------------------
Date                               Michael L. Tenzer
                                   Title: President

                              TENZER COMPANY, INC., a Delaware
                              corporation

   March 29, 1996             By:  /s/ Michael L. Tenzer
- ---------------------------        ---------------------------
Date                               Michael L. Tenzer
                                   Title: President

                              MICHAEL L. TENZER


   March 29, 1996                 /s/ Michael L. Tenzer
- ---------------------------   ---------------------------
Date                               Michael L.Tenzer

                                  EXHIBIT INDEX


EXHIBIT      DESCRIPTION                                                   PAGE
- -------      -----------                                                   ----

EXHIBIT 1. Plaintiffs', Intervenors' and Third Party Defendants' Fifth Amended Original Petition and Third Amended Original Counterclaim in KINGWOOD LAKES SOUTH, L.P. ET AL. V. GERALD D. MURPHY, ET AL., No. 95-016749 (151st Judicial District, Harris County Texas)

EXHIBIT 2. Agreed Temporary Injunction entered by the District Court of Harris County, Texas on May 9, 1995.